

May 6, 2011

Richard T. Carucci
Chief Financial Officer
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

> **Re: Yum! Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2010**
> **Filed on February 15, 2011**
> **File No. 001-13163**

Dear Mr. Carucci:

We have reviewed your response letter dated April 20, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2010

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 55

1. We note your response to our prior comment 2, and in particular, the change in operating profit from 2009 to 2010 for the Pizza Hut United Kingdom reporting unit. In view of this, please provide us with the goodwill impairment test performed in 2010 for this reporting unit. In so doing, tell us the key assumptions used in the test, the basis for these assumptions, why you believe the assumptions to be reasonable under the circumstances, especially in regard to sales growth, and how these assumptions compared to historical amounts reported in the last three fiscal years. In regard to sales growth, describe for us all sales growth promotions conducted for this reporting units since 2005, your assessment as to the success of such efforts and the basis for your assessment, and why you believe the sales growth factored into the impairment test to be reasonable in view of past sales growth attempts. Your analysis should clearly indicate the fair value and carrying amount of the reporting unit, and

the conclusion in regard to whether goodwill of the reporting unit was or was not impaired.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief